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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

402307 10 2

(CUSIP Number)

Alden J. Laborde

400 Poydras Street, Suite 1560

New Orleans, Louisiana 70130

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 402307 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Alden J. Laborde
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3.	SEC Use Only
4.	Source of Funds (See Instructions)		Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	9,300
	8.	Shared Voting Power	1,544,700
	9.	Sole Dispositive Power	9,300
	10.	Shared Dispositive Power	1,544,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,554,000
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		12.79%
14.	Type of Person Reporting (See Instructions)		IN

CUSIP No. 402307 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Starboard Enterprises, L.L.C. 01-0555178
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3.	SEC Use Only
4.	Source of Funds (See Instructions)		Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	924,700
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	924,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		924,700
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		7.6%
14.	Type of Person Reporting (See Instructions)		OO

Item 1.     Security and Issuer

This statement relates to the voting common stock, no par value per share (the "Common Stock"), of Gulf Island Fabrication, Inc. (the "Issuer"), a Louisiana corporation. The address of the principal executive offices of the Issuer is 583 Thompson Road, Houma, Louisiana 70363.

Item 2.     Identity and Background

(a), (b), (c)     This statement is filed by Alden J. Laborde and Starboard Enterprises, L.L.C. (the "LLC"), a Louisiana limited liability company (each a "Reporting Person" and together the "Reporting Persons"). The business address of each of the Reporting Persons is 400 Poydras Street, Suite 1560, New Orleans, Louisiana 70130. Alden J. Laborde is a director of the Issuer, which is a fabricator of offshore drilling and production platforms for the oil and gas industry and is located at 583 Thompson Road, Houma, Louisiana 70363. The LLC is a private family holding company owned by Alden J. Laborde and his wife and children. The members and managers of the LLC are Alden J. Laborde, Margaret Bienvenu Laborde, Susan Laborde Couvillon, James M. Laborde, John P. Laborde, Stephanie B. Laborde, and Jane Laborde Roussel (each a "Member" and collectively the "Members").

Set forth below with respect to each of the Members of the LLC other than Alden J. Laborde is such person's name, residence or business address, present principal occupation, and the name, principal business, and address of any organization in which such occupation is conducted.

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business, and Address or Organization in Which Occupation is Conducted
Margaret Bienvenu Laborde	63 Oriole Street New Orleans, LA 70124	Private Investor	None
Susan Laborde Couvillon	401 Walnut Street New Orleans, LA 70118	Manager	Almar Foundation charitable foundation 400 Poydras Street, Suite 1560 New Orleans, Louisiana 70130
James Monroe Laborde	245 Brockenbrough Court Metairie, LA 70005	Physician	Orthopaedic Associates of New Orleans orthopaedic medicine 3434 Prytania Street, Suite 450 New Orleans, Louisiana 70115
John P. Laborde	303 Walnut Street New Orleans, LA 70118	President and Chief Executive Officer	All Aboard Development Corporation ("All Aboard") independent oil and gas exploration and production company 400 Poydras Street, Suite 1560 New Orleans, Louisiana 70130
Stephanie B. Laborde	3131 Moss Side Lane Baton Rouge, LA 70808	Attorney	Milling Benson Woodward L.L.P. law firm 214 Third Street, Suite 2B Baton Rouge, Louisiana 70801
Jane Laborde Roussel	1 Muirfield Drive La Place, LA 70068	Private Investor	None

(d)        No Reporting Person or Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)        No Reporting Person or Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)        Each Member is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

N/A

Item 4.     Purpose of Transaction

There are no plans or proposals that the Reporting Persons have that relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered nationals securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. Alden J. Laborde is a director of the Issuer, and one of the other Members, John P. Laborde, is also a director of the Issuer. In the course of performing their duties for the Issuer, Alden J. Laborde and John P. Laborde may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer's management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.     Interest in Securities of the Issuer

(a), (b), and (d) As of the date hereof, Alden J. Laborde is the beneficial owner of 1,554,000 shares of Common Stock, which is approximately 12.79% of the outstanding shares of Common Stock. Alden J. Laborde has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 9,300 of such shares and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 1,544,700 of such shares. Of such 1,544,700 shares as to which Alden J. Laborde shares voting and investment power, 924,700 are held directly by the LLC, 20,000 are held directly by All Aboard and 600,000 are held directly by the Almar Foundation, a charitable Louisiana trust. Alden J. Laborde shares voting and investment power with the other Members of the LLC over the 924,700 shares of Common Stock held by the LLC, which is approximately 7.6% of the outstanding shares of Common Stock, he shares voting and investment power with the other directors of All Aboard over the 20,000 shares of Common Stock held by All Aboard and he shares voting and investment power with the other trustees of the Almar Foundation over the 600,000 shares of Common Stock held by the Almar Foundation, which is approximately 4.9% of the outstanding shares of Common Stock. Each Member of the LLC is also a trustee of the Almar Foundation. The LLC, All Aboard and the Almar Foundation have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held directly by them, respectively.

The number of shares of the Common Stock beneficially owned by each of the stockholders party to a Voting Agreement, and the percentage of the outstanding shares of the Common Stock on a fully-diluted basis represented by such shares, is as follows: Henry P. Semmelhack (1,402,524 shares; 5.8%), Tricia T. Semmelhack (196,900 shares; 0.8%), Peter Semmelhack (85,655 shares; 0.4%), James D. Morgan (893,752 shares; 3.7%), Richard E. McPherson (863,887 shares; 3.6%), Thomas W. Jones (709,031 shares; 3.0%), Richard P. Beyer (184,320 shares; 0.8%), First Carolina Investors, Inc. (159,810 shares; 0.7%), G. Wayne Hawk (237,600 shares; 1.0%), and Manufacturers and Traders Trust Company (220,000 shares; 0.9%) (such shares of the Common Stock beneficially owned by such stockholders, collectively, the "Stockholder Shares").

The answer to Item 2 of this Schedule 13D is incorporated by reference in partial response to this Item 5(a), (b), and (d).

Set forth below with respect to each of the Members other than Alden J. Laborde is such person's name, the total number of shares of Common Stock beneficially owned by such Member as of the date hereof, the number of such shares as to which such Member has sole voting and dispositive power, and the number of such shares as to which such Member has shared voting and dispositive power. Each such Member beneficially owns less than 5% of the outstanding shares of Common Stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission based on information furnished by each such Member.

Name	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power(1)
Margaret Bienvenu Laborde	0	0	0
Susan Laborde Couvillon	65,603	25,900	39,900	(2)
James Monroe Laborde	22,835	16,635	6,200	(3)
John P. Laborde	20,100	20,100	0
Stephanie B. Laborde	62,603	32,050	30,553	(4)
Jane Laborde Roussel	197,000	33,000	164,000	(5)

________________________

(1)     See notes (2) through (5) below. Each person identified in notes (2) through (5) below as holding shares of Common Stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Common Stock held by such person, respectively.

(2)     Of such shares, 12,200 are held directly by Susan Laborde Couvillon's husband and 27,700 are held directly by Susan Laborde Couvillon's son.

(3)     Such shares are held directly by James Monroe Laborde's wife.

(4)     Of such shares, 28,635 are held directly by Stephanie B. Laborde's daughter, 1,718 are held directly by Stephanie B. Laborde's husband, 80 are held by Stephanie B. Laborde's husband as sole trustee of a trust for the benefit of two nieces and two nephews and 120 are held directly by a corporation, all the shares of which are owned by Stephanie B. Laborde's husband.

(5)     Of such shares, 5,000 are held directly by Jane Laborde Roussel's husband, 37,100 are held directly by Jane Laborde Roussel's son, 15,000 are held directly by a daughter of Jane Laborde Roussel, 29,700 are held directly by a second daughter of Jane Laborde Roussel, 34,500 are held directly by a third daughter of Jane Laborde Roussel, and 42,700 are held directly by a fourth daughter of Jane Laborde Roussel.

________________________

(c)     No Reporting Person or Member has engaged in any transactions involving Common Stock during the past sixty days, except the following:

(1)	The donation of 600,000 shares on February 18, 2005 by the LLC to the Almar Foundation; and
(2)	A sale of 250 shares by James Monroe Laborde in the open market on January 11, 2005 for $21.40 per share.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Operating Agreement provides that a majority of the managers of the LLC may grant a security interest in any of the property of the Company and vote the interests of the LLC in any other entity. Thus, a majority of the Members have the power to grant a security interest in the Shares and to vote the Shares on behalf of the LLC. The Operating Agreement also provides that either a majority of the managers or all the Members of the LLC may terminate the LLC. Upon liquidation of the LLC, the majority of the managers will act collectively as the liquidator in disposing of and distributing the assets of the LLC, including any Shares. The liquidator of the LLC may either distribute the assets of the LLC, including any Shares, to the Members in kind or sell such assets and distribute in cash the proceeds thereof to the Members in accordance with the terms of the Operating Agreement.

Item 7.     Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2005	February 22, 2005
Date	Date

ALDEN J. LABORDE	STARBOARD ENTERPRISES, L.L.C.
/s/ Alden J. Laborde	By:	/s/ Alden J. Laborde
Signature		Signature

Alden J. Laborde	Alden J. Laborde, President
Name/Title	Name/Title